UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40795

On Holding AG
(Exact name of registrant as specified in its charter)

Förrlibuckstrasse 190
8005 Zurich, Switzerland
Tel:+4144 225 1555
Fax: +4144 225 1556
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

On Holding AG

By:	/s/ Martin Hoffmann
	Name:	Martin Hoffmann
	Title:	Chief Financial Officer and Co-Chief Executive Officer

Date: October 4, 2023

EXHIBIT INDEX

Exhibit Number	Description

99.1	On Holding AG announces its Three Year Financial Outlook at Investor Day meeting